Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE CERTIFICATE OF INCORPORATION

OF

DPW HOLDINGS, INC.

DPW Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies that the amendment set forth below to the Corporation’s Certificate of Incorporation (the “Certificate”) was duly adopted in accordance with sections 141 and 242 of the Delaware General Corporation Law (the “DGCL”) by the board of directors of the Corporation as of December 28, 2018, and approved by a vote of the shareholders of the Corporation as of December 28, 2018:

RESOLVED, that Article IV Section 1 is hereby amended as follows:

“Section 1.           Authorized Shares

This Corporation is authorized to issue five hundred million (500,000,000) shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), twenty-five million (25,000,000) shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”), and twenty-five million (25,000,000) shares of Preferred Stock, par value $0.001 per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of January 2, 2019.

By:	/s/ William B. Horne
William B. Horne
Chief Financial Officer